The following is an unofficial English translation of the "Interim Report for the First Half of the 136th Fiscal Year of Sumitomo Corporation," except for the presentation of consolidated financial statements and related information (including "Operating Results and Financial Status" of page 5 and page 6, and page 7 through page 12) based on the description of page 13. The Company provides this translation for your reference and convenience only and without any warranty as to its accuracy or otherwise.

INTERIM REPORT FOR THE FIRST HALF OF THE 136th FISCAL YEAR

April 1, 2003, through September 30, 2003

SUMITOMO CORPORATION

To All Shareholders

To all shareholders, we thank you for your continued confidence and the exceptional support you always give to us.

We have just conducted an interim closing of accounts for the 136th Fiscal Year, and we would like to report on the general condition of the business etc. for the first half (April 1, 2003 through September 30, 2003).

November 2003
Motoyuki Oka
President and CEO

General Condition of the Business

1. Management Review

• Economic environment

During the first half of fiscal year 2003, the global economy followed a path of gradual recovery overall thanks to a number of factors, such as the early declaration of an end to major combat operations in Iraq, the temporary nature of the effects of the Severe Acute Respiratory Syndrome (SARS) outbreak, and the improvement of business sentiment and consumer confidence produced by the advances in stock prices around the world.

Within Japan, public investment was not active, but consumer spending held up, reflecting the stock market turnaround and a brightening of the employment picture. Corporate profits also improved, powering a solid upturn in capital investment. Thanks to these positive developments, the economy moved gradually toward recovery.

• Medium-term management plan: AA Plan

In April this year, we started to implement our new two-year medium-term management plan, the "AA Plan." Under this plan we have adopted quantitative targets of (a) a consolidated risk-adjusted return ratio[1] of 6% or more on a two-year average basis and (b) a net income of ¥60 billion for fiscal year 2003, ¥70 billion for fiscal year 2004 and for a two-year total of ¥130 billion; hoping to renew record-high profits for two consecutive years. The "AA Plan" will serve as a beacon for aggressively investing our management resources to core businesses in order to expand our

[1] The "risk-adjusted return" is a measure of the profitability of a business against the risks involved in it. It is calculated as a fraction whose numerator is the return on the business as measured by the consolidated net income (after taxes) that it is expected to generate during an accounting period and whose denominator is the value of the maximum losses that could be incurred if all the potential risks were actually to happen during the same period ("risk-adjusted assets").

earnings base. In the first half of fiscal year 2003, by continuing our preceding efforts, we undertook measures to achieve the key objectives of the plan, namely, (a) expansion of the earning base and strategic moves to the future by maximizing our integrated corporate strength and (b) enhancing our corporate strength with efficiency and soundness.

• Strategic fields, strategic regions

We continued to concentrate active efforts on the strategic fields of consumer-related business, resources-and-energy-related business and telecommunication-related business. We also set up the "New Technologies Committee" and took other moves to strengthen our internal organizational setup so as to promote the development and commercialization of new technologies, notably in the areas of biotechnology and nanotechnology. In geographical terms, we focused on Asia, especially China, as one of our strategic regions. Particularly in China, we have worked to develop our own logistics networks and to promote our partnerships with leading local firms. We also worked to build up a business base in Russia, where the business environment has been rapidly improving, by the dispatch of several company-wide missions aimed at finding potential new businesses there.

• Creating and expanding core businesses

In order to achieve the objectives of the AA Plan, our business units have been devoting energy to creating and expanding core businesses. Here are some specific examples of our undertakings:

(1) Metal Products Business Unit

We completed the process of acquiring the steel product operations of Nichimen Corporation, a move that contributed to the expansion of the domestic and international business base of our steel activities. In addition, we launched a joint venture with Sumitomo Metal Industries, Ltd. and China Steel Corporation, Taiwan's largest steel manufacturer, aimed at enhancing the blast furnace operating efficiency of the upstream operation at Sumitomo Metal's Wakayama Steel Works, and we actively undertook exports of the semi-finished steel products manufactured there.

(2) Transportation & Construction Systems Business Unit

We expanded our automobile lease and finance business in Indonesia with favorable results by PT. Oto Multiartha, which provides automobile leasing and financing in that country. Meanwhile, we received orders for three large-scale tankers to be built by Universal Shipbuilding Corporation for the China Ocean Shipping (Group) Company, one of the world's biggest shipping companies.

(3) Machinery & Electric Business Unit

In Indonesia, construction recommenced on the Tanjung Jati B Coal-Fired Power Plant, and in Malaysia we won an equipment order for the Tanjung Bin Coal-Fired Power Plant. Meanwhile,

we concluded a joint venture agreement with Acumentrics Corporation of the United States for commercialization of fuel cells, which are seen as a promising new technology; we also acquired exclusive sales rights in Japan from QUANTUM Fuel Systems Technologies Worldwide, Inc. of the United States for its hydrogen fuel storage systems for fuel cell vehicles.

(4) Media, Electronics & Network Business Unit

Jupiter Telecommunications Co., Ltd. (J-COM), a multiple system operator offering cable television, Internet and telephone services, continued to increase its base of subscribers, and in the six-month period from January to June 2003, it achieved profitability for the first time. Jupiter Programming Co., Ltd., also a multiple system operator, which provides programming for cable TV and satellite broadcasting services, has worked together with J-COM and continued to achieve positive results. In addition, in response to increased demand from the mobile phone market and elsewhere, we strengthened our supply setup for blue-colored light-emitting diode die produced by Cree, Inc., a U.S. semiconductor manufacturer.

(5) Chemical Business Unit

In the field of recycling, working through Sumitomo Shoji Plastics Co., Ltd. and Sumitomo Shoji Chemicals Co., Ltd., we worked on the manufacture and sales of sheet products made from used plastic bottles and on the sales of recycled products made from used paper. In addition, we achieved good results in sales to East Asia of materials for lithium-ion rechargeable batteries, by virtue of the increasing demand of such batteries as the main power source for communication devices and the like.

(6) Mineral Resources & Energy Business Unit

In our Australian coal-mining business, we greatly expanded our interests in coal mines through the acquisition of additional interests. In Indonesia, our Batu Hijau copper and gold mine development project continued to operate smoothly, and due in part to the rise in the prices of copper and gold, its profitability improved. In recognition of this project and our various other business activities in Indonesia, in June, we received an award from the President of Indonesia.

(7) Consumer Goods & Service Business Unit

In the area of supermarket chain business, our two food supermarket chain operators, Summit, Inc. and Mammy Mart Corporation, both achieved positive business results. In response to the heightening of consumers' concern about the safety of food products, we worked to further expand our business through the construction of systems extending from product development through logistics with a primary focus on fresh food products with a high level of "traceability."[2] In addition,

[2] "Traceability" refers to arrangements for tracking and checking information about products, particularly foodstuffs, as they make their way from the raw materials stage through the production stage to the retail stage.

Sumisho Drugstores, Inc., has been developing its business in the Tokyo area, focusing on Tomod's stores, which include prescription departments.

(8) Materials & Real Estate Business Unit

We established Shaheen Tyres Company (LLC), a tire sales company, in the United Arab Emirates as a strategic base for our tire business in the Middle East. Domestically, we entered the ready-mixed concrete producing business with our acquisition of Horiden Shoji Kabushiki Kaisha, a company that produces and sells ready-mixed concrete mainly in Fukuoka Prefecture. In addition, as a product of the reforestation project that we have undertaken jointly with Nippon Paper Industries Co., Ltd., in Chile, we commenced shipments to Japan of woodchips for use in paper production.

(9) Financial & Logistics Business Unit

We established and launched operations at Wuxi Sumisho Hi-Tech Logistics Co., Ltd., as a comprehensive logistical services company in Wuxi, China, aimed at providing services to Japanese companies. In addition, we established Beijing Sumisho Sagawa Logistics Co., Ltd., jointly with Japan's Sagawa Express Co., Ltd., as a parcel-delivery company in Beijing, following our establishment of a similar joint venture with Sagawa Express in Shanghai last year. In the area of financing, we set up a business development fund for investing in enterprises involved in such fields as clothing, food, welfare and education.

• Corporate governance and compliance

In April this year we released the "Sumitomo Corporation Corporate Governance Principles," and we implemented a number of specific related measures, including reinforcement and enhancement of the corporate auditing system, appointment of outside advisors, reduction of the size of the Board of Directors, adoption of an executive officer system and setting limits on the chairman's and president's terms of office.

With respect to legal compliance, in November 2000 we set up the Legal Compliance Committee, and have actively promoted compliance awareness among employees with the preparation of an internal manual and the implementation of training throughout the Sumitomo Corporation Group. During the period under review, we have also been striving to promote even more thorough compliance, notably by an expansion of the routes for submission of reports by employees under our "Speak Up System."[3]

---

[3] The "Speak Up System" is a system that allows employees to report information directly to the Legal Compliance Committee in cases where they have become aware of a compliance-related problem but, for whatever reason, are unable to report it via the routine chain of command. We have expanded the routes for such reports to include the options of submission via our main legal advisors and corporate auditors.

2. Operating Results and Financial Status

• Consolidated operating results

Consolidated total trading transactions for the first half of fiscal year 2003 amounted to 4,333.6 billion yen, a 5.1% decrease from the same period of the previous year. This was mainly due to the appreciation of the yen and the continuous withdrawal from less profitable businesses.

Gross trading profit increased by 4.8 billion yen to 242.4 billion yen. The segments which showed an increase were Metal Products, due to the strong performance of steel service centers operation in Asia and the acquisition of steel products business from Nichimen Corporation, Transportation & Construction Systems, due to the expansion of automobile lease and finance business at Sumisho Auto Leasing Corporation and others in Asia, Media, Electronics & Network, Consumer Goods & Service and others. The segments which showed a decrease were Materials & Real Estate, due to the decrease of condominiums sales in Tokyo Metropolitan area compared with the same period of the previous year which showed strong performance, Chemical and Mineral Resources & Energy.

Selling, general and administrative expenses increased by 5.2 billion yen from the same period of the previous year, mainly in personnel expenses due to the increase of retirement benefit expenses and the expansion of business activities at subsidiaries.

Gain on marketable securities and investments, net was 11.5 billion yen mostly by sales of securities mainly of financial institutions. Equity in earnings of associated companies increased by 5.6 billion yen to 9.2 billion yen. Jupiter Telecommunications Co., Ltd. recorded a profit for the first time and Sumisho Lease Co., Ltd. showed its continuing strong performance.

As a result, consolidated net income for the first half of the fiscal year totaled 30.4 billion yen, an increase of 9.0 billion yen or representing 41.9% growth from the same period of the previous year.

• Consolidated financial status

As of September 30, 2003, total assets increased by 7.4 billion yen to 4,871.1 billion yen from March 31, 2003 as a result of strategic acquisitions to expand earnings base, while promoting replacement of assets through sales of certain marketable equity securities.

Shareholders' equity increased by 80.5 billion yen to 706.7 billion yen due to the increase of retained earnings and the improvement of net unrealized holding gains on securities available-for-sale reflecting the recovery of the stock market. This has brought our shareholders' equity back to a level of 700 billion yen, which had been our target since the Reform Package.

Shareholders' equity ratio was 14.5%, improved by 1.6 points from March 31, 2003.

In the first half of fiscal year 2003, net cash provided by operating activities was 35.5 billion yen. Net cash provided by investing activities was 15.1 billion yen as a net result of proceeds from sales of marketable securities and strategic investments to expand earnings base. Accordingly, free cash flow was 50.7 billion yen. This cash was used to repay the interest-bearing liabilities and net cash used in financing activities was 45.2 billion yen.

As a result, cash and cash equivalents increased by 6.5 billion yen to 330.8 billion yen from March 31, 2003.

The Board of Directors, meeting on October 30, decided to pay the interim dividend for the first half of fiscal year 2003 at 4 yen per share.

3. Future Economic Prospects and Management Challenges

• Economic prospects

Based on the expansion of the U.S. economy, the global economy is expected to be gradually recovered. If, however, the United States' swelling fiscal and trade deficits should lead to higher interest rates or a significant decline in the value of the dollar, this could dampen the recovery of the global economy. Concerns over terrorism and other uncertainties also remain.

Within Japan, the appreciation of the yen may put the brakes on export growth, but it is expected that, given the bottoming out of wages, consumer spending will remain firm and that capital investment by businesses will keep growing. Our outlook is thus of a continuation of the economic recovery.

• Management challenges

In order to achieve the quantitative targets of the "AA Plan," we will draw on our integrated corporate strength in actively developing our businesses and further expanding our earnings base. Also, in addition to working at the enhancement of management efficiency, we will strive for the enhancement of management soundness through risk management, and we will further step up moves to secure full legal compliance.

Sumitomo Corporation will continue to grow to become a global leading company so as to "achieve prosperity and realize dreams," as set forth in our Management Principles, and we will strive to achieve further development so as to be able to supply value in various forms to our shareholders and all our other stakeholders.

We sincerely request the ongoing understanding and support of all our shareholders.

4.General Condition of Consolidated Operating Results

[Prepared on the basis of accounting principles generally accepted in the United States of America]

Sumitomo Corporation and Subsidiaries

Summary of Consolidated Financial Statements and Trend of Financial Status

	The first half of the 133rd year (4/00-9/00)	The first half of the 134th year (4/01-9/01)	The first half of the 135th year (4/02-9/02)	The first half of the 136th year (4/03-9/03)	The 135th year (4/02-3/03)
Total trading transactions (millions of yen)	4,995,438	4,834,998	4,568,536	4,333,556	9,229,576
Gross trading profit (millions of yen)	242,979	240,901	237,574	242,404	496,449
Net income (millions of yen)	32,579	20,302	21,407	30,378	28,280
Net income per share (yen)	30.61	19.08	20.12	28.56	26.58
Total assets (millions of yen)	4,916,624	4,777,892	4,612,998	4,871,080	4,863,695
Total shareholders' equity (millions of yen)	653,983	597,440	641,428	706,713	626,250
Shareholders' equity per share (yen)	614.49	561.45	602.80	664.57	588.84
Shareholders' equity ratio (%)	13.3	12.5	13.9	14.5	12.9
Interest-bearing liabilities (net) (millions of yen)	2,489,049	2,474,659	2,398,953	2,458,945	2,502,835
Debt-equity ratio (net) (times)	3.8	4.1	3.7	3.5	4.0

Notes: 1. Interest-bearing liabilities (net) excludes Cash and cash equivalents and Time deposits from Interest-bearing liabilities.

2. Interest-bearing liabilities (net) for the first half of 134th, 135th and 136th, and the entire 135th year presented above include the amounts arose from the effect of adopting Statement of Financial Accounting Standards (FAS) No.133 "Accounting for Derivative Instruments and Hedging Activities." The amount recognized from the effect of adoption for the first half of 134th, 135th and 136th, and the entire 135th year was 46,432 millions, 48,293 millions and 28,319 millions, and 54,541 millions of yen, respectively.


Gross trading profit
(billions of yen)
300
250
200
150
100
50
0
The first half of the 133rd year (4/00-9/00)
The first half of the 134th year (4/01-9/01)
The first half of the 135th year (4/02-9/02)
The first half of the 136th year (4/03-9/03)


Net income
(billions of yen)
35
30
25
20
15
10
5
0
The first half of the 133rd year (4/00-9/00)
The first half of the 134th year (4/01-9/01)
The first half of the 135th year (4/02-9/02)
The first half of the 136th year (4/03-9/03)


Total shareholders' equity & Shareholders' equity ratio
(billions of yen)
(%)
800
700
600
500
400
300
200
100
0
20
15
10
5
0
The first half of the 133rd year (4/00-9/00)
The first half of the 134th year (4/01-9/01)
The first half of the 135th year (4/02-9/02)
The first half of the 136th year (4/03-9/03)
Total shareholders' equity
Shareholders' equity ratio


Interest-bearing liabilities (net) & Debt-equity ratio (net)
(trillions of yen)
(times)
3.0
2.5
2.0
1.5
1.0
0.5
0.0
6
5
4
3
2
1
0
The first half of the 133rd year (4/00-9/00)
The first half of the 134th year (4/01-9/01)
The first half of the 135th year (4/02-9/02)
The first half of the 136th year (4/03-9/03)
Interest-bearing liabilities (net)
Debt-equity ratio (net)

Sumitomo Corporation and Subsidiaries

Segment Information

Six-month periods ended September 30, 2003 and 2002
(Unaudited)

Operating segments:

2003:

Segment	Millions of Yen Total trading transactions	Gross trading profit	Net income	As of September 30 Segment assets
Metal Products	¥ 491,464	¥ 20,478	¥ 3,640	¥ 384,166
Transportation & Construction Systems	639,736	47,042	6,003	805,151
Machinery & Electric	624,778	10,026	(385)	416,125
Media, Electronics & Network	180,491	19,900	3,508	372,932
Chemical	204,169	10,991	774	174,756
Mineral Resources & Energy	668,695	12,567	1,943	293,026
Consumer Goods & Service	437,267	45,613	2,827	286,854
Materials & Real Estate	189,209	24,417	2,256	586,311
Financial & Logistics	41,533	7,420	701	174,015
Domestic Regional Business Units and Offices	553,002	19,764	1,479	379,388
Overseas Subsidiaries and Branches	577,447	27,900	3,544	519,135
Segment Total	4,607,791	246,118	26,290	4,391,859
Corporate and Eliminations	(274,235)	(3,714)	4,088	479,221
Consolidated	¥ 4,333,556	¥ 242,404	¥ 30,378	¥ 4,871,080

During the period, Construction & Real Estate business in "Domestic Regional Business Units and Offices" was reorganized to "Materials & Real Estate." The following effects of the reorganization are included in "Materials & Real Estate."

Total trading transactions ¥19,829 millions, Gross trading profit ¥5,676 millions,
Net income ¥122 millions, Segment assets ¥159,813 millions

2002:

Segment	Millions of Yen Total trading transactions	Gross trading profit	Net income	As of March 31 Segment assets
Metal Products	¥ 445,454	¥ 18,186	¥ 3,701	¥ 344,055
Transportation & Construction Systems	662,883	42,198	4,404	764,872
Machinery & Electric	686,118	8,716	(2,580)	451,214
Media, Electronics & Network	181,981	18,179	(3,955)	339,205
Chemical	196,753	12,117	1,214	186,508
Mineral Resources & Energy	698,875	14,825	2,052	309,513
Consumer Goods & Service	443,922	43,944	2,916	271,461
Materials & Real Estate	210,499	25,160	3,874	449,586
Financial & Logistics	56,711	7,041	612	161,539
Domestic Regional Business Units and Offices	677,608	25,073	398	569,789
Overseas Subsidiaries and Branches	554,540	28,553	3,108	503,706
Segment Total	4,815,344	243,992	15,744	4,351,448
Corporate and Eliminations	(246,808)	(6,418)	5,663	512,247
Consolidated	¥ 4,568,536	¥ 237,574	¥ 21,407	¥ 4,863,695

2003:

Segment	Millions of U.S.Dollars Total trading transactions	Gross trading profit	Net income	As of September 30 Segment assets
Metal Products	$ 4,428	$ 185	$ 33	$ 3,461
Transportation & Construction Systems	5,764	424	54	7,253
Machinery & Electric	5,629	90	(3)	3,749
Media, Electronics & Network	1,626	179	32	3,360
Chemical	1,839	99	7	1,574
Mineral Resources & Energy	6,024	113	18	2,640
Consumer Goods & Service	3,939	411	25	2,584
Materials & Real Estate	1,705	220	20	5,282
Financial & Logistics	374	67	6	1,568
Domestic Regional Business Units and Offices	4,982	178	13	3,418
Overseas Subsidiaries and Branches	5,202	251	32	4,677
Segment Total	41,512	2,217	237	39,566
Corporate and Eliminations	(2,471)	(33)	37	4,318
Consolidated	$ 39,041	$ 2,184	$ 274	$ 43,884

During the period, Construction & Real Estate business in "Domestic Regional Business Units and Offices" was reorganized to "Materials & Real Estate." The following effects of the reorganization are included in "Materials & Real Estate."

Total trading transactions $179 millions, Gross trading profit $51 millions,
Net income $1 millions, Segment assets $1,440 millions

The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥111=US$1.

Sumitomo Corporation and Subsidiaries

Consolidated Balance Sheets

As of September 30, 2003 (Unaudited) and March 31, 2003

	Millions of Yen		Millions of U.S. Dollars
	September 30, 2003	March 31, 2003	September 30, 2003
ASSETS			
Current assets:			
Cash and cash equivalents	¥ 330,811	¥ 324,358	$ 2,980
Time deposits	5,427	3,360	49
Marketable securities	2,744	7,643	25
Receivables—trade			
Notes and loans	238,478	270,737	2,148
Accounts	1,070,481	1,095,814	9,644
Associated companies	150,237	138,329	1,353
Allowance for doubtful receivables	(9,902)	(9,762)	(89)
Inventories	432,845	413,091	3,900
Deferred income taxes	27,559	29,273	248
Advance payments to suppliers	69,967	47,802	630
Other current assets	128,737	116,129	1,160
Total current assets	2,447,384	2,436,774	22,048
Investments and long-term receivables:			
Investments in and advances to associated companies	374,922	375,743	3,378
Other investments	460,472	413,572	4,149
Long-term receivables	681,014	666,049	6,135
Allowance for doubtful receivables	(67,357)	(76,185)	(607)
Total investments and long-term receivables	1,449,051	1,379,179	13,055
Property and equipment, at cost less accumulated depreciation	742,266	761,016	6,687
Other assets	232,379	286,726	2,094
Total	¥ 4,871,080	¥ 4,863,695	$ 43,884

The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥111=US$1.

Sumitomo Corporation and Subsidiaries

Consolidated Balance Sheets

As of September 30, 2003 (Unaudited) and March 31, 2003

	Millions of Yen		Millions of U.S. Dollars
	September 30, 2003	March 31, 2003	September 30, 2003
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Short-term debt	¥ 527,733	¥ 615,840	$ 4,754
Current maturities of long-term debt	429,853	382,164	3,873
Payables—trade			
Notes and acceptances	104,269	115,189	939
Accounts	726,031	728,680	6,541
Associated companies	21,421	25,565	193
Income taxes	12,610	17,075	114
Accrued expenses	46,095	47,695	415
Advances from customers	73,858	60,462	665
Other current liabilities	105,066	97,245	947
Total current liabilities	2,046,936	2,089,915	18,441
Long-term debt, less current maturities	2,024,847	2,045,957	18,242
Accrued pension and retirement benefits	9,509	9,075	86
Deferred income taxes	4,047	3,914	36
Minority interests	79,028	88,584	712
Shareholders' equity:			
Common stock	169,439	169,439	1,526
Additional paid-in capital	189,548	189,548	1,708
Retained earnings			
Appropriated for legal reserve	17,686	17,686	159
Unappropriated	343,818	317,694	3,098
	361,504	335,380	3,257
Accumulated other comprehensive loss	(12,973)	(67,368)	(117)
Treasury stock, at cost	(805)	(749)	(7)
Total shareholders' equity	706,713	626,250	6,367
Total	¥ 4,871,080	¥ 4,863,695	$ 43,884

The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥111=US$1.

Sumitomo Corporation and Subsidiaries

Consolidated Statements of Income

Six-month periods ended September 30, 2003 and 2002
(Unaudited)

	Millions of yen				Millions of U.S. Dollars	
	2003		2002		2003	
Gross trading profit (from total trading transactions: 2003, ¥4,333,556 million ($39,041 million); 2002, ¥4,568,536 million)	¥	242,404	¥	237,574	$	2,184
Other income (expenses) :						
Selling, general and administrative expenses		(207,116)		(201,875)		(1,866)
(Provision for)/reversal of allowance for doubtful receivables		(958)		3,023		(9)
Interest expense, net of interest income		(2,325)		(3,114)		(21)
Dividends		4,146		3,449		37
Gain (loss) on marketable securities and investments, net		11,500		(9,037)		104
Gain on sale of property and equipment, net		1,327		3,909		12
Settlement (paid)/received on copper trading litigation		(4,851)		2,022		(44)
Other, net		(1,469)		(17)		(13)
Total		(199,746)		(201,640)		(1,800)
Income before income taxes, minority interests in earnings of subsidiaries, and equity in earnings of associated companies		42,658		35,934		384
Income taxes		(18,119)		(15,216)		(163)
***Income before minority interests in earnings of subsidiaries* and equity in earnings of associated companies**		24,539		20,718		221
Minority interests in earnings of subsidiaries		(3,397)		(2,947)		(31)
Equity in earnings of associated companies		9,236		3,636		84
Net income	¥	30,378	¥	21,407	$	274

Amounts per share	Yen				U.S. Dollars	
Net income:						
Basic	¥	28.56	¥	20.12	$	0.26
Diluted		27.96		19.74		0.25
Cash dividends applicable to the period	¥	4.00	¥	4.00	$	0.04

The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥111=US$1.

Sumitomo Corporation and Subsidiaries

Condensed Consolidated Statements of Cash Flows

Six-month periods ended September 30, 2003 and 2002
(Unaudited)

	Millions of Yen		Millions of U.S. Dollars
	2003	2002	2003
Operating activities:			
Net income	¥ 30,378	¥ 21,407	$ 274
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	37,423	36,405	337
Provision for/(reversal of) allowance for doubtful receivables	958	(3,023)	8
(Gain) loss on marketable securities and investments, net	(11,500)	9,037	(104)
Gain on sale of property and equipment, net	(1,327)	(3,909)	(12)
Equity in earnings of associated companies	(9,236)	(3,636)	(83)
Changes in operating assets and liabilities, excluding effect of acquisitions and divestitures:			
Receivables	50,693	76,489	457
Inventories	(10,061)	25,405	(91)
Payables	(47,192)	(68,637)	(425)
Other, net	(4,589)	8,357	(41)
Net cash provided by operating activities	35,547	97,895	320
Investing activities:			
Changes in:			
Property and equipment	(29,238)	(14,997)	(263)
Marketable securities and investments	34,800	42,090	313
Loans	10,691	(21,258)	96
Time deposits	(1,141)	(3,294)	(10)
Net cash provided by investing activities	15,112	2,541	136
Financing activities:			
Changes in:			
Short-term debt	(113,464)	(229,487)	(1,022)
Long-term debt	71,838	133,664	647
Cash dividends paid	(4,254)	(4,257)	(38)
Others	691	(677)	6
Net cash used in financing activities	(45,189)	(100,757)	(407)
Effect of exchange rate changes on cash and cash equivalents	983	(3,019)	9
Net increase (decrease) in cash and cash equivalents	6,453	(3,340)	58
Cash and cash equivalents, beginning of period	324,358	276,726	2,922
Cash and cash equivalents, end of period	¥ 330,811	¥ 273,386	$ 2,980

The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥111=US$1.

Sumitomo Corporation and Subsidiaries

Basis of Consolidated Financial Statements

1. Basis of consolidated financial statements

The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") for interim financial information. Accordingly, they do not include all of the information and footnotes required by GAAP for complete consolidated financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary for fair presentation have been included. The unaudited consolidated financial statements presented herein should be read in conjunction with the consolidated financial statements and notes thereto included in Sumitomo Corporation's Annual Report for the year ended March 31, 2003. The consolidated results of operations and other data for the six-month period ended September 30, 2003 are not necessarily indicative of results that may be expected for the entire fiscal year ending March 31, 2004. All significant inter-company accounts and transactions have been eliminated in consolidation. Certain information and note disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted.

2. The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥111=US$1.

3. Amounts in millions of yen are rounded to the nearest million.

Sumitomo Corporation

Non-consolidated Balance Sheets

[Prepared on the basis of accounting principles generally accepted in Japan]

(Unit: millions of yen)

Assets	As of September 30, 2003	As of March 31, 2003	Liabilities and shareholders' equity	As of September 30, 2003	As of March 31, 2003
Current assets	**1,637,761**	**1,676,730**	**Current liabilities**	**1,182,428**	**1,268,878**
Cash and deposits	220,090	197,957	Notes payable, trade	63,859	81,325
Notes receivable, trade	98,033	119,715	Accounts payable, trade	486,110	524,579
Accounts receivable, trade	737,101	835,268	Short-term loans	152,709	208,686
Marketable securities	-	14	Commercial paper	208,000	270,000
Merchandise	118,198	115,746	Bonds and notes (Due within one year)	80,000	-
Real estate held for development and resale	58,450	59,558	Convertible bonds (Due within one year)	35,702	35,702
			Accrued expenses	26,106	27,507
Advances to suppliers	104,749	91,945	Advances from customers	80,032	80,057
Prepaid expenses	47,528	35,042	Deposits received	28,891	24,244
Short-term loans receivable	185,593	159,570	Deferred income	7,139	9,305
Deferred tax assets	21,067	24,071	Other current liabilities	13,878	7,470
Other current assets	48,748	39,739			
Allowance for doubtful receivables	(1,800)	(1,900)	**Long-term liabilities**	**1,480,318**	**1,488,048**
			Long-term loans	1,253,032	1,175,596
Fixed assets	**1,570,655**	**1,570,383**	Bonds and notes	190,702	273,011
Tangible fixed assets, at cost less accumulated depreciation	271,220	271,437	Other long-term liabilities	36,582	39,440
Buildings	123,459	121,694	**Total liabilities**	**2,662,746**	**2,756,926**
Other structures	2,627	2,792			
Machinery and equipment	1,562	1,657			
Vehicles and transportation equipment	346	400	**Common stock**	**169,438**	**169,438**
Furniture and fixtures	2,390	2,734			
Land	135,065	136,743	**Capital surplus**	166,029	166,029
Construction in progress	5,768	5,413	Additional paid-in capital	166,029	166,029
Intangible fixed assets	43,495	42,474	**Retained earnings**	**160,739**	**153,658**
Leaseholds and other	43,495	42,474	Appropriated for legal reserve	17,686	17,686
			Reserve for losses on investment	3,350	3,320
Investments and other assets	1,255,938	1,256,471	Deferred gains on sales of fixed assets	51,718	49,453
Investment securities	509,237	460,971	General reserve	65,022	105,022
Investment securities in subsidiaries	286,748	261,610	Unappropriated retained earnings	22,961	-
Other equity interests	19,204	17,039	Unappropriated deficit	-	21,823
Other equity interests in subsidiaries	52,444	49,618			
Long-term loans receivable	243,429	295,775	**Net unrealized holding gains on securities and others**	**50,248**	**1,808**
Long-term trade receivables, over due	72,625	67,051			
Long-term prepaid expenses	85,078	88,436			
Deferred tax assets	20,977	56,135	**Treasury stock**	**(786)**	**(748)**
Other investments and assets	43,921	46,242			
Allowance for doubtful receivables	(77,727)	(86,409)	**Total shareholders' equity**	**545,670**	**490,187**
Total assets	**3,208,416**	**3,247,114**	**Total liabilities and shareholders' equity**	**3,208,416**	**3,247,114**

Notes:

(millions of yen)

	(September 30, 2003)	(March 31, 2003)
1. Accumulated depreciation of tangible fixed assets	59,909	57,315
2. Collateralized assets	101,336	107,343
3. Contingent liabilities for guarantees	409,760	439,160
4. Notes discounted	47,741	46,102

Sumitomo Corporation

Non-consolidated Statements of Income

[Prepared on the basis of accounting principles generally accepted in Japan]

(Unit : millions of yen)

	Six-month periods ended September 30			
	2003		2002	
Operating income/expenses				
Sales		2,987,561		3,301,430
Cost of sales	2,905,691		3,220,568	
Gross trading profit		81,870		80,862
Selling, general and administrative expenses	81,122		78,207	
Operating profit		748		2,654
Non-operating income/expenses				
Non-operating income		22,815		18,809
Interest income		7,264		8,872
Dividend income		12,608		5,658
Other non-operating income		2,942		4,279
Non-operating expenses	9,606		9,512	
Interest expenses	5,705		6,490	
Interest expenses on commercial paper	53		95	
Other non-operating expenses	3,847		2,926	
Ordinary income		13,957		11,952
Extraordinary gains		11,712		12,811
Gains on sales of fixed assets		1,338		4,187
Gains on sales of investment securities		10,373		3,880
Settlement received on copper trading litigation		-		2,022
Reversal of provision for bad debts reserve of affiliates and others		-		521
Reversal of provision for doubtful receivables and others in specific countries		-		2,200
Extraordinary losses	11,134		14,733	
Losses on sales of fixed assets	420		370	
Losses on sales of investment securities	548		851	
Valuation losses on investment securities	1,811		13,511	
Provision for bad debts reserve of affiliates and others	1,634		-	
Settlement paid on copper trading litigation	4,851		-	
Impairment losses of long lived assets	1,868		-	
Net income before income taxes		14,534		10,029
Income taxes		1,300	1,150	
Income taxes-deferred	4,500		3,200	
Net income		11,334		5,679
Unappropriated retained earnings after appropriation		11,626		14,516
Unappropriated retained earnings, end of period		22,961		20,196

Note: Non-consolidated results' amounts in millions of yen are rounded down to the nearest million.

General Condition of the Company (as of September 30, 2003)

- **Date of Incorporation** December 1919
- **Amount of Capital** ¥169,438,931,183

1. Places of Business

- Domestic

Domestic	Head Office	Tokyo
	Regional Business Units	Three: Kansai, Chubu, Kyushu/Okinawa
	Offices	Four, including two offices in Kansai Regional Business Unit
	Branch Offices	Fifteen, including fourteen branch offices in Regional Business Units
	Sub-Branch Offices	Two sub-branch offices in Kyushu Okinawa Regional Business Unit

(In addition to the above, there are six principal, branch and sub-branch offices of the Company's domestic incorporated subsidiary.)

- Overseas

Overseas	Branch Offices	Three
	Representative Offices	Forty-seven

(In addition to the above, there are eighty principal, branch or other offices of the Company's overseas locally-incorporated subsidiaries.)

2. Status of the Stock

- Number of Issued Shares 1,064,608,547 shares
- Number of Shareholders 44,620 persons

3. Number of Employees

- Total 4,756

(In addition to the above, the number of employees hired by the Company overseas is 503 and the number of employees employed locally by the Company's overseas locally-incorporated subsidiaries is 1,861.)

4. Number of Consolidated Subsidiaries and Other Affiliated Companies

- Consolidated Subsidiaries 554
  (Number of employees 32,769)

- Associated Companies 211

5. Directors and Corporate Auditors

Name/Title		Name/Title	
Kenji Miyahara	Chairman of the Board of Directors	Motoyuki Oka	President and CEO
Shigemi Hiranuma	Director	Naoki Kuroda	Director
Kosaburo Morinaka	Director	Hironori Kato	Director
Kenichi Nagasawa	Director	Shuji Hirose	Director
Tadahiko Mizukami	Director	Noriaki Shimazaki	Director
Nobuhide Nakaido	Director	Susumu Kato	Director
Takashi Nomura	Standing Corporate Auditor (Full-Time)	Masahiro Ishikawa	Corporate Auditor (Full-Time)
Hiroshi Maeda	Corporate Auditor*	Itsuo Sonobe	Corporate Auditor*
Koji Tajika	Corporate Auditor*		

Notes: 1. All Directors represent the Company.
2. Outside Corporate Auditors, stipulated by Article 18, Section 1 of the Law for Special Exceptions to the Commercial Code Concerning Audit, etc., of Corporations (*Kabushiki-Kaisha*), are indicated by an asterisk (*).

6. Executive Officers

Name/Title		Name/Title	
Motoyuki Oka	President and CEO*	Shigemi Hiranuma	Executive Vice President*
Naoki Kuroda	Executive Vice President*	Atsushi Nishijo	Executive Vice President
Kosaburo Morinaka	Executive Vice President*	Hironori Kato	Senior Managing Executive Officer*
Kenichi Nagasawa	Senior Managing Executive Officer*	Shuji Hirose	Senior Managing Executive Officer*
Yuji Tamura	Managing Executive Officer	Takaaki Shibata	Managing Executive Officer
Kenzo Okubo	Managing Executive Officer	Tadahiko Mizukami	Managing Executive Officer*
Shizuka Tamura	Managing Executive Officer	Masaomi Bando	Managing Executive Officer
Noriaki Shimazaki	Managing Executive Officer*	Nobuhide Nakaido	Managing Executive Officer*
Katsuichi Kobayashi	Managing Executive Officer	Susumu Kato	Managing Executive Officer*
Michio Ogimura	Managing Executive Officer	Hisahiko Arai	Executive Officer
Yoshihiko Shimazu	Executive Officer	Yoshi Morimoto	Executive Officer
Kenji Kajiwara	Executive Officer	Makoto Shibahara	Executive Officer
Shingo Yoshii	Executive Officer	Michihisa Shinagawa	Executive Officer
Shuichi Mori	Executive Officer	Kazuo Omori	Executive Officer
Kentaro Ishimoto	Executive Officer	Makoto Sato	Executive Officer
Shunichi Arai	Executive Officer	Toyosaku Hamada	Executive Officer

Note: Directors are indicated by an asterisk (*).

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